

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Arthur Cohen
Chief Executive Officer
HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

Re: HealthCor Catalio Acquisition Corp.
Amendment No. 1 to
Registration Statement on Form S-4
Filed September 29, 2021
File No. 333-259148

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

The Business Combination Agreement
Background of the Business Combination, page 121

1.   We note your response to prior comment 5. Please revise to clarify how the valuation discussed on page 124 for the combined companies agreed to in the LOI was developed by May 26, 2021 when significant changes were made to the underlying revenue estimates following that date. Alternately, clarify why the significant changes to revenue estimates that occurred after May 26, 2021 did not affect the valuation for the combined companies agreed to in the LOI.

HealthCor's Board of Directors' Reasons for the Approval of the Business Combination, page 125

2.   We note the changes made in response to prior comment 6 on pages 126 and 127 disclosing that the the HealthCor Board considered the enterprise value of at least 11 comparable publicly traded companies. Please expand your disclosure to describe this analysis. In addition to the analysis itself, your disclosure should include, without limitation, all material criteria and assumptions that management used to determine that the selected companies were the most comparable to the combined Hyperfine and Liminal.

U.S. Federal Income Tax Considerations, page 169

3.   We note the following statement on page 170: "THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY." This statement appears to be an inappropriate disclaimer as investors are entitled to rely on the opinion expressed. Please remove the statement or advise. Further, please revise the rest of the statement and similar statements on pages 173, 175 and 176 to clarify that individuals may want to consult with their own tax advisor or counsel only to the extent that their personal tax consequences of an investment may vary as a result of different tax situations, and to remove the implication that the recommendation disclaims reliance on counsel's opinion as to the tax consequences of the domestication, an exercise of redemption rights and ownership and disposition of shares of New Hyperfine Class A common stock. Refer to Staff Legal Bulletin No. 19, Part III.D.1 for guidance.

Hyperfine, Inc. and Liminal Sciences, Inc.
Notes to Combined Financial Statements
Note 5. Inventories, page F-48

4.   We note your response to prior comment 16. Please expand your disclosures to discuss the nature of the "manufacturing process" performed by your employees. If such costs solely relate to warehousing logistics coordination and material sourcing activities, please clarify. Also, in light of the fact that your inventories primarily consist of finished goods which are produced by the Company's third party contract manufacturers, please address the need to clarify your references to "estimated costs of completion" on page 255, "indirect production costs" on page F-48 and "inventory acquired or produced" on page F-72.

        You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Debbie P. Yee, P.C.